UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   LIKINS, DR PETER W
   THE UNIVERSITY OF ARIZONA
   ADMINISTRATION BUILDING 712
   P.O. BOX 210066
   TUCSON, AZ  85721-0066
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   June 30, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |10/27/|A(1)|V|2,004             |A  |$44.90625  |6,840              |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |225                |I     |Joint w/wife               |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |1-for-1 |(2)  |A(2)|V|44.184     |A  |     |     |Common Stock|44.184 |       |2789.086    |I  |(3)         |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Buy         |$45.00  |8/11/|A   |V|425        |A  |8/11/|8/10/|Common Stock|425    |(4)    |425(5)      |D  |            |
                      |        |99   |    | |           |   |00   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Buy         |$45.00  |8/11/|A   |V|425        |A  |8/11/|8/10/|Common Stock|425    |(4)    |425(5)      |D  |            |
                      |        |99   |    | |           |   |01   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Conversion of one hundred percent of director's fees for three-year term of office into restricted stock pursuant to the Non-Employee Directors Stock Plan in a transaction exempt under Rule
16b-3.
(2) Reinvestment of quarterly dividend equivalents in Phantom Stock Account in Directors Deferred Compensation Plan from July 1, 1999 through June 30,
2000.
(3)  Directors' Deferred Compensation Plan.
(4) Granted under the Non-Employee Directors Stock Option Plan in a transaction exempt under Rule 16b-3.
(5) Dr. Likins also owns 3,250 additional options which were granted pursuant to the Corporation's Non-Employee Directors Stock Option Plan, at various exercise prices and expiration dates as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas A. Piraino, Jr., Attorney-in-Fact
DATE
August 11, 2000